SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A (Amendment No. 4)
Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share
(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs
c/o Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton, HM 12
Bermuda

with a copy to

James J. Clark, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3849

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	(7)	SOLE VOTING POWER 14,925,646
BENEFICALLY OWNED BY EACH	(8)	SHARED VOTING POWER 0
REPORTING PERSON WITH	(9)	SOLE DISPOSITIVE POWER 108,526
	(10)	SHARED DISPOSITIVE POWER 14,817,120
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,925,646
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.47% (based on 33,561,835 Common Shares outstanding on August 10, 2010)
(14)	TYPE OF REPORTING PERSON IN

Item 1.                   Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following sentence:

This Amendment No. 4 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 on November 18, 2008 (“Amendment No. 1”), Amendment No. 2 on January 13, 2009 (“Amendment No. 2”) and Amendment No. 3 on January 22, 2009 (“Amendment No. 3”),  the “Schedule 13D”).

Item 5.                    Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Party is the beneficial owner of 14,925,646 Common Shares representing 44.47% of the outstanding Common Shares (based on 33,561,835 Common Shares outstanding on August 10, 2010).

(b) The Reporting Party has the sole power to vote the shares beneficially owned by him.  The Reporting Party has shared power to dispose of the shares beneficially owned by him, except for 108,526 shares of which the Reporting Party has sole power to dispose.  The parties sharing the power to dispose of the shares with the Reporting Party are the Seller and the Trustee pursuant to the Purchase Agreement and Security Agreement.  See Item 6 of the Schedule 13D.

(c) See Item 3 of the Schedule 13D and Item 5(c) of Amendment No. 1, Amendment No. 2 and Amendment No. 3.  In addition, on June 30, 2010, the Issuer announced an offer to purchase for cash up to 11,121,000 Common Shares at a price of $9.00 per Common Share (the “Tender Offer”).  Pursuant to the Tender Offer, the Reporting Party tendered 5,990,132 Common Shares that were accepted for payment.

(d) See Item 6 of the Schedule 13D.

(e) N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2010

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)